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Cardiol Therapeutics Receives Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

Oakville, ON - November 14, 2022 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart diseases, announced that on November 14, 2022, it received a notice (the "Notice") from the Nasdaq Stock Market LLC ("Nasdaq"), stating that the Company is not in compliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Company's Class A common shares ("Common Shares") for the 30 consecutive business days prior to the date of the Notice.

The Notice has no immediate effect on the listing or trading of the Common Shares on Nasdaq, and the Company's operations are not affected by the receipt of the Notice. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or until May 15, 2023, to regain compliance with the Minimum Bid Requirement, during which time the Common Shares will continue to trade on Nasdaq. If at any time before May 15, 2023, the bid price of the Common Shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. If the Company does not regain compliance with the Minimum Bid Requirement by May 15, 2023, the Company may be eligible, upon satisfaction of certain Nasdaq listing requirements, for an additional period of 180 calendar days to regain compliance or the Common Shares may be subject to delisting from Nasdaq.

The Company will closely monitor the situation and is considering various strategies to regain compliance with the Minimum Bid Requirement under the Nasdaq Listing Rules. This notice does not have any impact on the Company's TSX listing.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart diseases. The Company's lead product candidate, CardiolRx™, is a pharmaceutically manufactured oral cannabidiol formulation that is being clinically developed for use in heart diseases. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

Cardiol has received Investigational New Drug Application authorization from the United States Food and Drug Administration to conduct clinical studies to evaluate the efficacy and safety of CardiolRx™ in two diseases affecting the heart: (i) a Phase II multi-national, randomized, double-blind, placebo-controlled trial (the "ARCHER" trial) in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age; and (ii) a Phase II multi-center open-label pilot study in recurrent pericarditis (inflammation of the pericardium), which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations.

Cardiol is also developing a novel subcutaneously administered drug formulation of cannabidiol intended for use in heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart diseases, the molecular targets and mechanism of action of our product candidates, the Company's intended clinical study and trial activities and timelines associated with such activities, and the Company's plan to advance the development of a novel subcutaneous formulation of CardiolRx™ for use in heart failure. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 23, 2022, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com